

November 21, 2022

Michael P. Murphy
Chief Executive Officer
Rosecliff Acquisition Corp I
767 5th Avenue 34th Floor
New York, New York 10153

> **Re: Rosecliff Acquisition Corp I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2022**
> **File No. 001-40058**

Dear Michael P. Murphy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: P. Michelle Gasaway